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TAXOTERE® REGIMEN DEMONSTRATES SIGNIFICANT SURVIVAL BENEFIT IN THE TREATMENT OF ADVANCED GASTRIC CANCER

~ Taxotere®-Based Chemotherapy Reduces Risk of Death by 23 Percent ~

Paris, France - May 15, 2005 – Final results from the largest international study in the treatment of advanced stomach cancer, also known as gastric cancer, demonstrated that patients who received a Taxotere® (docetaxel) Injection Concentrate-based chemotherapy regimen (Taxotere®, cisplatin and 5-fluorouracil) had significantly improved overall survival rates compared to patients who received a standard treatment (cisplatin and 5-fluorouracil). Overall survival was longer with the Taxotere®-based regimen with a statistically significant risk reduction of 23 percent in mortality at the time of median follow-up of 23 months. In addition, the study findings showed that twice as many patients treated with the Taxotere®-based regimen were alive (18 percent) compared to those treated with standard therapy (9 percent) after 23 months of follow-up, which was statistically significant. Final results of the landmark study were presented at the 41st Annual Meeting of the American Society of Clinical Oncology (ASCO) in Orlando, Florida.

“These findings demonstrate that patients with advanced stomach cancer lived longer when we added Taxotere® to a standard treatment regimen,” said Jaffer A. Ajani, MD, Professor, GI Medical Oncology, the University of Texas M.D. Anderson Cancer Center, who is the lead investigators of this study. "This is the first time in a randomized study we are observing an 18 percent two-year survival rate for this disease.”

Patients in the study also had a significant improvement in time to tumor progression (5.6 months vs. 3.7 months, p=0.0004) and a significantly better rate of tumor response (37 percent vs. 25 percent, p=0.01) with the Taxotere®-based regimen.

“This may be one of the most promising finding in the treatment of advanced gastric cancer in recent years,” said Vladimir Moiseyenko, MD, Professor, Petrov Research Institute of Oncology, St. Petersburg, Russia. “Adding Taxotere® to this current treatment regimen may contribute to an advance in the management of the disease.”

About the TAX 325 Study
Locally advanced or metastatic gastric cancer (MGC) has a poor prognosis with 2-year survival of only 11.5 percent. This study was undertaken to study the benefits of adding Taxotere® to a standard chemotherapy regimen. The primary study endpoint was time to tumor progression (TTP), and the trial was equally powered to detect a benefit in overall survival (OS).

Senior Vice President, Corporate Communications: Nicole Cranois - Vice President, Media Relations: Jean-Marc Podvin
Tel.:+33 1.53.77.42.23 - Fax: +33 1.53.77.42.65 - 174, avenue de FRANCE - 75013 Paris - France - www.sanofi-aventis.com

Patients in the study included those with locally recurrent or metastatic gastric adenocarcinoma and measurable/evaluable disease who had not previously been offered chemotherapy. Twenty-two percent of the patients had carcinoma of the gastroesophageal junction. The median cycles of treatment to patients in the study were either six cycles of TCF (Taxotere®, cisplatin and 5-FU) or four cycles of cisplatin plus 5FU (CF). Tumor assessments were performed every 8 weeks and reviewed by independent experts.

The Taxotere® (docetaxel) combination resulted in an increased incidence of low white blood cell counts (82.3%vs56.8%), diarrhea (20.4%vs8%) and infection (16.3%vs10.3%) . Supportive measures are available to manage this problem. In this treatment arm ,81.4% of the patients experienced at least one grade3/4 side effect versus 75.4% in the control arm

“In this sick patient population, the tolerability of cytotoxic regimens is limited. However, Taxotere® combined with cisplatin plus 5FU (TCF) along with appropriate risk management shows promise in the treatment of advanced stomach cancer,” said Professor Eric Van Cutsem from the University Hospital of Gasthuisberg, Leuven, Belgium, a principal investigator of the TAX325 trial.

Results of the interim analysis were presented at the American Society of Clinical Oncology (ASCO) annual meeting in 2003.

About gastric cancer
Globally, gastric cancer is the fourth most common cancer worldwide. Approximately 870,000 new cases are diagnosed annually worldwide, and 650,000 are expected to succumb to the disease. An estimated 21,860 Americans (13,510 men and 8,350 women) will be diagnosed with gastric cancer during 2005, with an estimated 11,550 deaths.

About Taxotere®
Taxotere® (docetaxel), a drug in the taxoid class of chemotherapeutic agents, inhibits cancer cell division by essentially “freezing” the cell’s internal skeleton, which is comprised of microtubules. Microtubules assemble and disassemble during a cell cycle. Docetaxel promotes their assembly and blocks their disassembly, thereby preventing many cancer cells from dividing and resulting in death in some cancer cells.

Taxotere® is indicated for early stage and metastatic breast cancer, non-small cell lung cancer, and androgen-independent (hormone-refractory) metastatic prostate cancer.

Taxotere® is being studied extensively in clinical trials for safety and efficacy in Head and Neck and gastric cancers.

Important safety information
WARNING: Taxotere® treatment can cause serious, physically limiting, and potentially lifethreatening side effects, such as infection, low blood-cell counts, allergic reaction, and retention of excess fluid (edema).

Taxotere® should not be given to patients with low white–blood-cell counts, abnormal liver function, or a history of allergic reactions to Taxotere® or any of the ingredients in Taxotere®.

Senior Vice President, Corporate Communications: Nicole Cranois - Vice President, Media Relations: Jean-Marc Podvin
Tel.:+33 1.53.77.42.23 - Fax: +33 1.53.77.42.65 - 174, avenue de FRANCE - 75013 Paris - France - www.sanofi-aventis.com

Before each Taxotere® treatment, all patients treated with Taxotere® must receive another medicine called dexamethasone. This drug can help reduce the risk of fluid retention (edema) and allergic reactions.

Taxotere® should be administered only under the supervision of a qualified physician experienced in the use of anticancer treatments. Appropriate management of complications is possible only when adequate diagnostic and treatment facilities are readily available.

Treatment-related acute myeloid leukemia (AML) has occurred in patients given anthracyclines and/or cyclophosphamide, including use with Taxotere® in adjuvant therapy for breast cancer.

The most common severe side effects are low white–blood-cell count, anemia, fatigue, diarrhea, and mouth and throat irritation. Low white–blood-cell count can lead to life-threatening infections. The earliest sign of infection may be fever, so tell your doctor right away if you have a fever.

Other common side effects from Taxotere® include nausea, vomiting, hair loss, rash, infusionsite reactions, odd sensations (such as numbness, tingling, or burning) or weakness in the hands and feet, nail changes, muscle and/or bone pain, or excessive tearing.

Patients 65 years of age or older may experience some side effects more frequently than younger patients.

Because of the potential risk of fetal harm, pregnant women should not receive Taxotere®. Women of childbearing potential should avoid becoming pregnant during treatment with Taxotere®.

About sanofi-aventis
Sanofi-aventis is the world’s third largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic disorders, central nervous system, internal medicine, and vaccines. Sanofi-aventis is listed in Paris (EURONEXT : SAN) and in New York (NYSE : SNY)

Forward Looking Statements
This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2004. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Senior Vice President, Corporate Communications: Nicole Cranois - Vice President, Media Relations: Jean-Marc Podvin
Tel.:+33 1.53.77.42.23 - Fax: +33 1.53.77.42.65 - 174, avenue de FRANCE - 75013 Paris - France - www.sanofi-aventis.com